

July 21, 2015

Via E-Mail
Mr. Ryan Ellson
Chief Financial Officer
Gran Tierra Energy Inc.
200, 150 13th Avenue S.W.
Calgary, Alberta
Canada T2R 0V2

Re: **Gran Tierra Energy Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed March 2, 2015
        Response Letter dated June 16, 2015
        File No. 001-34018

Dear Mr. Ellson:

We have reviewed your June 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2015 letter.

1.   We have read your response to prior comment one, indicating several reasons why you have not quantified the reasonably possible effects of lower commodity prices on your development plans and accounting under the full cost methodology. For example, we note the following remarks.

        •   You explain that upon filing your annual and subsequent interim report you "believed that it was possible that development capital would not be permanently deferred to 2016 or beyond";

        •   you express the views that "statements quantifying possible future ceiling test impairments based upon estimates are potentially misleading" and "providing impairment sensitivity based on changes in commodity prices changes alone would be misleading"; and

- you state that you do not believe the several months of depressed oil prices at the time of filing your reports "represent a long term permanent decline in oil prices."

The requirements to address trends and uncertainties and their reasonably possible effects in Items 303(a)(1), (2)(ii), and (3)(ii) of Regulation S-K, as well as Instruction 3 to that guidance, do not depend on certainty or permanence as conditions for disclosure, as suggested in your reply. Rather, the requirements apply to the reasonably possible material impacts of known trends or uncertainties.

You disclose on page 55 that you recently changed your business strategy "Largely as a result of the current low commodity price environment" and, with regard to the Bretaña field, reclassified as contingent resources all probable and possible reserves associated with the field and recognized a related impairment charge of $265 million. You state "Sustained periods of low oil prices could be detrimental to our financial performance."

Given the foregoing and your response, it appears that it is at least reasonably possible that the impact of lower prices will be material. On a related point, your statement that there is a possibility that development capital has not been permanently deferred seems to imply that development capital has been deferred for an indefinite period, and may depend on an uncertain increase in commodity prices in the future.

SEC Release 33-8350 clarifies that quantified disclosure regarding the material effects of known material trends and uncertainties should be provided if quantitative information is reasonably available. In view of this, and given your disclosure regarding possible future impacts on development plans, we believe that you should expand your disclosure to quantify the impact on proved reserves if assumed price increases do not occur.

Separately, given that you would ordinarily have nine or ten of the twelve prices needed for the next ceiling test at the time of filing your periodic reports, we also believe that you should disclose information about the magnitude of any material reasonably possible upcoming ceiling test write-downs, based on information known to you in advance of filing your report, along with any of the underlying assumptions that are necessary to clarify the nature of this disclosure.

You may contact Joseph Klinko at (202) 551-3824 or Kimberly L. Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Assistant Chief Accountant